UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 22, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

ProQR Therapeutics B.V.

File No. 333-198151 - CF#31509

_____

ProQR Therapeutics B.V. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on August 14, 2014.

Based on representations by ProQR Therapeutics B.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through September 12, 2017
Exhibit 10.9	through August 14, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary